Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 23, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub.: Outcome of 42nd Annual General Meeting and Voting results

This is with reference to our earlier letters dated May 12, 2026 and June 30, 2026, regarding the 42nd Annual General Meeting (‘AGM’) of the Company, held today, i.e., July 23, 2026.

Pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 42nd AGM, dated May 12, 2026, through Video Conferencing (‘VC’)/Other Audio-Visual Means (‘OAVM’) facility.

In this regard, please find enclosed the following:

1.	Pursuant to Regulation 30 of the SEBI Listing Regulations, a summary of the 42nd AGM proceedings - Annexure - A.
2.	The consolidated Scrutinizer’s Report on the remote e-voting and e-voting during the AGM - Annexure - B.
3.	The agenda-wise disclosure of voting details - Annexure - C.

The above mentioned documents are also being uploaded on the Company's website at www.drreddys.com and on the website of National Securities Depository Limited at www.evoting.nsdl.com.

Thanking you.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC: National Securities Depositary Limited (NSDL)

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

Annexure-A

DR. REDDY’S LABORATORIES LIMITED

Summary of proceedings of the 42nd Annual General Meeting (‘AGM’) of the Members of Dr. Reddy’s Laboratories Limited (‘the Company’) held on Thursday, July 23, 2026 at 11.00 AM (IST) through Video Conferencing (VC) /Other Audio Visual Means (OAVM). The Meeting was held in compliance with the General Circular issued by the Ministry of Corporate Affairs (‘MCA’) and circular issued by the Securities and Exchange Board of India (‘SEBI’) and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

Directors Present through VC:

1.	Mr. K Satish Reddy	Chairman and Member, participated from Hyderabad, India
2.	Mr. G V Prasad	Co-Chairman and Managing Director and Member, participated from Hyderabad, India
3.	Mr. Leo Puri	Independent Director, Chairman of Stakeholders’ Relationship Committee, participated from Mumbai, India
4.	Ms. Shikha Sharma	Independent Director, Chairperson of Risk Management Committee, participated from Hyderabad, India
5.	Dr. K P Krishnan	Independent Director, Chairman of the Sustainability & Corporate Social Responsibility Committee, participated from Hyderabad, India
6.	Ms. Penny Wan	Independent Director, participated from Hyderabad, India
7.	Mr. Arun M Kumar	Independent Director, Chairman of the Audit Committee, participated from Mumbai, India
8.	Dr. Claudio Albrecht	Independent Director, Chairman of Science, Technology and Operations Committee, participated from Bangalore, India
9.	Dr. Alpna Seth	Independent Director, participated from New Delhi, India
10.	Mr. Sanjiv Mehta	Independent Director, Chairman of Nomination, Governance and Compensation Committee, participated from Mumbai, India
11.	Mr. Srikanth Velamakanni	Independent Director, participated from New Delhi, India

In attendance through VC, participated from Hyderabad, India:

1.	Mr. Erez Israeli	Chief Executive Officer
2.	Mr. M V Narasimham	Chief Financial Officer
3.	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR

Other representatives through VC:

1.	Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors, participated from Hyderabad, India
2.	Mr. Atul Mehta, Scrutinizer, Founding Partner, M/s. Mehta & Mehta, Practicing Company Secretaries, participated from Mumbai, India
3.	Mr. Lakshmi Kant Sharma, Representatives of Makarand M. Joshi & Co., Company Secretaries, Secretarial Auditor, participated from Mumbai, India

Quorum of the Meeting: -

Total 86 members holding 22,25,59,764 shares, attended the meeting through VC/OAVM.

Pursuant to Article 70 of the Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the Board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order. Chairman extended a warm welcome to all members and other participants.

Thereafter, the Company Secretary informed the members that the meeting is being held through Video Conferencing/ Other Audio Visual Means (OAVM) in compliance with the applicable Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and Securities and Exchange Board of India (‘SEBI’). The Company Secretary further stated that since the Integrated Annual Report for FY2025-26 containing the Notice of the 42nd AGM and the Auditor’s Report was circulated to the members through electronic mode, the Notice convening the meeting and the Auditor’s Report are taken as read. Thereafter, the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

The Members were informed that the Integrated Annual Report for FY2025-26 containing the Audited Financial Statements (both Standalone and Consolidated) for the year ended March 31, 2026, Board’s and Auditor’s report had been sent through electronic mode to all the members whose e-mail addresses were registered with the Company/ Depository Participant(s)/ Registrar and Transfer Agent. Also the letter containing weblink & Quick Response code (QR code) of Integrated Annual Report to those shareholders who have not registered their email addresses were sent through postal mode. The members were also informed that the original documents, as referred to in the Integrated Annual Report, along with the statutory registers were made available for inspection in electronic mode before and during the 42nd AGM.

Thereafter, the moderator opened the Question & Answer session for the Speaker Shareholders to ask their queries.

Members attending the AGM, who had pre-registered themselves as speakers were given an opportunity to ask questions or comments. In addition to certain queries on financial statements, the members sought clarifications on key business, use of Artificial Intelligence in business operations and financial matters. These queries were adequately responded by the Management.

The members were further informed that the Company had provided the facility to cast their votes electronically, on all resolutions set forth in the Notice of the 42nd AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Sunday, July 19, 2026 (9:00 A.M. IST) to Wednesday, July 22, 2026 (5:00 P.M. IST). Members who attended the AGM and had not cast their votes through remote e-voting prior to the meeting were provided an opportunity to cast their votes during the AGM through the e-voting facility provided by NSDL.

The following items of business, as per the Notice of the 42nd AGM dated May 12, 2026 were transacted at the meeting:

S.No.	Resolutions	Type of Resolution
Ordinary Business
1	Adoption of the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon.	Ordinary
2	Declaration of final dividend of Rs. 8/- per equity share of the face value of Re. 1/- each, for the financial year ended March 31, 2026.	Ordinary
3	Re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation and being eligible, has offered himself for re-appointment.	Ordinary
4	Appointment of M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants as a Statutory Auditors for a period of five (5) consecutive years and fix their remuneration.	Ordinary

Special Business
5	Re-appointment of Dr. K P Krishnan (DIN: 01099097), as an Independent Director for a second term of five (5) consecutive years.	Special
6	Appointment of Mr. Srikanth Velamakanni (DIN: 01722758), as an Independent Director of the Company.	Special
7	Ratification of remuneration payable to cost auditors, M/s Sagar & Associates, Cost Accountants, for the Financial Year ending March 31, 2027	Ordinary

The Chairman informed the members that Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Founding Partner, M/s Mehta & Mehta, Company Secretaries, was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the Notice of the 42nd AGM. The Chairman also informed the members that the Company Secretary is authorised on behalf of the board, to declare the voting results, intimate the stock exchanges, and place the same on the website of the Company.

The meeting commenced at 11:00 A.M. IST. and concluded at 12:52 P.M. IST (including 30 minutes time allowed for e-voting during AGM).

The Scrutinizer’s Report was received, and accordingly all the resolutions as set out in the Notice of the 42nd AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Annexure B

Mehta & Mehta

COMPANY SECRETARIES

201-206, SHIV SMRITI CHAMBER, 2ND FLOOR, 49/A, DR. ANNIE BESANT ROAD, WORLI, MUMBAI - 400 018,
Tel : +91-22-6611 9696 • E-mail: dipti@mehta-mehta.com • Visit us : www.mehta-mehta.com

AUTHORISED AGENTS FOR TRADEMARK, COPYRIGHT AND PATENT

**Consolidated Scrutinizer's Report**

*[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014]*

**To,**
**The Chairman,**
**Dr. Reddy's Laboratories Limited**
**Office No. 8-2-337, Road No. 3,**
**Banjara Hills, Hyderabad,**
**Telangana, India – 500034**

**Dear Sir,**

I, **Atul Mehta**, Partner, M/s. Mehta & Mehta, Company Secretaries has been appointed by the Board of Directors of **Dr. Reddy's Laboratories Limited ("the Company")** to act as the Scrutinizer for the purpose of scrutinizing the process of remote e-voting and voting through electronic voting system during the **42nd AGM** of the Company held on **Thursday, July 23, 2026 at 11:00 A.M.** IST through VC/OAVM pursuant to Section 108 of Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 20/2020 dated May 05, 2020, General Circular No. 09/2024 dated September 19, 2024 and subsequent circulars issued in this regard, the latest being General Circular No. 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs, Government of India (hereinafter referred to as "MCA Circulars") and Securities and Exchange Board of India ("SEBI") vide its Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020, and subsequent circulars issued in this regard from time to time, the latest being Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 (collectively referred to as "SEBI Circulars") and Secretarial Standards on General Meetings ("SS-2') issued by the Institute of Company Secretaries of India in respect of the Resolutions as set out in the Notice convening the 42nd AGM, do hereby submit the report as follows:

1. The Notice dated Tuesday, May 12, 2026 of the 42nd AGM was sent on Tuesday, June 30, 2026 through electronic mode to those Members whose email addresses were registered with the Company/Depository Participants/Registrar and Share Transfer Agent ('RTA') in compliance with MCA and SEBI circulars.

2. The Resolutions were transacted through the process of remote e-voting and through electronic voting system during the AGM. For the purpose of remote e-voting and e-voting during the AGM, the Company had engaged the services of National Securities Depository Limited (NSDL).

ATUL MEHTA ★ CP No. 2486 ★ Company Secretaries

3. The members of the Company holding shares as on the "cut off" date i.e. Thursday, July 16, 2026 were entitled to vote on the resolutions stated in the Notice of the 42nd AGM.

4. The period for remote e-voting commenced on Sunday, July 19, 2026 (09:00 A.M. IST) and ended on Wednesday, July 22, 2026 (05:00 P.M. IST). The remote e-voting module was disabled by NSDL for voting thereafter.

5. The facility for e-voting was made available for the Members attending the meeting through VC/OAVM and who did not cast their vote through remote e-voting. The e-voting platform was kept open for such Members during the AGM and for 30 minutes post conclusion of the AGM of the Company.

6. After the closure of e-voting at the AGM, the report on the voting done at the AGM and votes cast through remote e-voting facility done prior to the AGM were unblocked, in the presence of two witnesses Mr. Pranay Rane and Mr. Lucky Yaduwanshi, neither of whom are in the employment of the Company and the report was generated from NSDL e-voting website https://www.evoting.nsdl.com/.

7. The Management of the Company is responsible to ensure compliance with the requirements of the Companies Act, 2013 and rules thereunder, MCA Circulars, SEBI Circulars and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 relating to remote e-voting prior and during the AGM on the resolutions contained in the Notice of the 42nd AGM.

8. My responsibility as a scrutinizer for the e-voting process (i.e., remote e-voting and e-voting during AGM) is restricted to making a Consolidated Scrutinizer's Report of the votes cast in favour or against the resolutions.

9. The consolidated results of remote e-voting and voting through electronic voting system at the 42nd AGM are enclosed as an **Annexure** to this report.

Thanking You,

**For Mehta & Mehta**
**Company Secretaries**
**(ICSI Unique Code: P1996MH007500)**
**PR No: 7281/2025**

ATUL MEHTA ★ CP No. 2486 Company Secretaries

**Atul Mehta**
**Scrutinizer**
**FCS No: 5782**
**COP No: 2486**
**UDIN: F005782H000926801**

Place: Mumbai
Date: July 23, 2026

Enclosed: Annexure

We, the undersigned have witnessed that the votes cast through e-voting were unblocked from NSDL e-voting website https://www.evoting.nsdl.com/ in our presence on July, 23, 2026.

Name: Mr. Pranay Rane

Address: 201-206, Shiv Smriti Chambers, 2nd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400018

Name: Mr. Lucky Yaduwanshi

Address: 201-206, Shiv Smriti Chambers, 2nd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400018

Countersigned by

Kumar Randhir Singh Digitally signed by Kumar Randhir Singh Date: 2026.07.23 20:46:35 +05'30'

**Person Authorised by Chairman**
**Mr. K Randhir Singh**
**Company Secretary, Compliance Officer & Head- CSR**
**Membership No. F6621**
**Dr. Reddy's Laboratories Limited**
Place: Hyderabad
Date: July 23, 2026

**Annexure**

**Item No. 1: Ordinary Resolution**

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1838 | 705888109 | 3 | 515 | 1841 | 705888624 | 99.9991 |
| Votes against the resolution | 23 | 6356 | 1 | 2 | 24 | 6358 | 0.0009 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.**

**Item No. 2: Ordinary Resolution**

To declare a final dividend of ` 8/- per equity share of the face value of ` 1/- each, for the financial year ended March 31, 2026.

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1840 | 707435124 | 3 | 515 | 1843 | 707435639 | 99.9990 |
| Votes against the resolution | 24 | 7172 | 1 | 2 | 25 | 7174 | 0.0010 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.**

**Item No. 3: Ordinary Resolution**

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1794 | 702611288 | 3 | 515 | 1797 | 702611803 | 99.3816 |
| Votes against the resolution | 70 | 4372262 | 1 | 2 | 71 | 4372264 | 0.6184 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.**

**Item No. 4: Ordinary Resolution**

To appoint M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants as Statutory Auditors for a period of five consecutive years and fix their remuneration.

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1814 | 707235055 | 3 | 515 | 1817 | 707235570 | 99.9780 |

ATUL MEHTA CP No. 2486 Company Secretaries

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Votes against the resolution | 47 | 155647 | 1 | 2 | 48 | 155649 | 0.0220 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.**

**Item No. 5: Special Resolution**

To re-appoint Dr. K P Krishnan (DIN: 01099097), as an Independent Director for a second term of five consecutive years.

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1771 | 688058217 | 3 | 515 | 1774 | 688058732 | 97.2688 |
| Votes against the resolution | 99 | 19319657 | 1 | 2 | 100 | 19319659 | 2.7312 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed since the votes cast in favour of the resolution are more than three times the votes caste against the resolution**

**Item No. 6: Special Resolution**

| Particulars | Remote e-voting | | Voting through electronic voting system at the venue of the AGM | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1662 | 646168787 | 3 | 515 | 1665 | 646169302 | 91.3473 |
| Votes against the resolution | 208 | 61207389 | 1 | 2 | 209 | 61207391 | 8.6527 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed since the votes cast in favour of the resolution are more than three times the votes caste against the resolution**

**Item No. 7: Ordinary Resolution**

| Particulars | Remote e-voting | | Voting through electronic voting | | Consolidated voting results | | |
|---|---|---|---|---|---|---|---|
| | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Number of Members who voted | Number of Shares for which votes cast | Percentage of votes to total number of valid votes cast |
| Voted in favour of the resolution | 1817 | 707376273 | 3 | 515 | 1820 | 707376788 | 99.9982 |
| Votes against the resolution | 41 | 12534 | 1 | 2 | 42 | 12536 | 0.0018 |
| Invalid votes/ Abstained | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

**The above resolution has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.**

ATUL MEHTA CP No. 2486 Company Secretaries

Annexure C

| General information about company | |
|---|---|
| Scrip code | 500124 |
| NSE Symbol | DRREDDY |
| MSEI Symbol | NOTLISTED |
| ISIN | INE089A01031 |
| Name of the company | Dr.Reddy's Laboratories Limited |
| Type of meeting | AGM |
| Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot) | 23-07-2026 |
| Start time of the meeting | 11:00 AM |
| End time of the meeting | 12:52 PM |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:37:49 +05'30'

| Scrutinizer Details | |
|---|---|
| Name of the Scrutinizer | Mr. Atul Mehta |
| Firms Name | M/s Mehta & Mehta |
| Qualification | CS |
| Membership Number | F5782 |
| Date of Board Meeting in which appointed | 12-05-2026 |
| Date of Issuance of Report to the company | 23-07-2026 |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:38:02 +05'30'

| Voting results | |
|---|---|
| Record date | 16-07-2026 |
| Total number of shareholders on record date | 487738 |
| No. of shareholders present in the meeting either in person or through proxy | |
| a) Promoters and Promoter group | 0 |
| b) Public | 0 |
| No. of shareholders attended the meeting through video conferencing | |
| a) Promoters and Promoter group | 11 |
| b) Public | 75 |
| No. of resolution passed in the meeting | 7 |
| Disclosure of notes on voting results | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:38:25 +05'30'

<table>
<tr><th colspan="9">Resolution(1)</th></tr>
<tr><td colspan="4">Resolution required: (Ordinary / Special)</td><td colspan="5">Ordinary</td></tr>
<tr><td colspan="4">Whether promoter/promoter group are interested in the agenda/resolution?</td><td colspan="5">No</td></tr>
<tr><td colspan="4">Description of resolution considered</td><td colspan="5">Adoption of the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon.</td></tr>
<tr><td>Category</td><td>Mode of voting</td><td>No. of shares held</td><td>No. of votes polled</td><td>% of Votes polled on outstanding shares</td><td>No. of votes – in favour</td><td>No. of votes – against</td><td>% of votes in favour on votes polled</td><td>% of Votes against on votes polled</td></tr>
<tr><td colspan="2"></td><td>(1)</td><td>(2)</td><td>(3)=[(2)/(1)]*100</td><td>(4)</td><td>(5)</td><td>(6)=[(4)/(2)]*100</td><td>(7)=[(5)/(2)]*100</td></tr>
<tr><td rowspan="4">Promoter and Promoter Group</td><td>E-Voting</td><td rowspan="3">222305640</td><td>222305640</td><td>100</td><td>222305640</td><td>0</td><td>100</td><td>0</td></tr>
<tr><td>Poll</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Postal Ballot (if applicable)</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Total</td><td>222305640</td><td>222305640</td><td>100</td><td>222305640</td><td>0</td><td>100</td><td>0</td></tr>
<tr><td rowspan="4">Public-Institutions</td><td>E-Voting</td><td rowspan="3">530824539</td><td>483122034</td><td>91.0135</td><td>483117781</td><td>4253</td><td>99.9991</td><td>0.0009</td></tr>
<tr><td>Poll</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Postal Ballot (if applicable)</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Total</td><td>530824539</td><td>483122034</td><td>91.0135</td><td>483117781</td><td>4253</td><td>99.9991</td><td>0.0009</td></tr>
<tr><td rowspan="4">Public- Non Institutions</td><td>E-Voting</td><td rowspan="3">81545621</td><td>467308</td><td>0.5731</td><td>465203</td><td>2105</td><td>99.5495</td><td>0.4505</td></tr>
<tr><td>Poll</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Postal Ballot (if applicable)</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td><td>0</td></tr>
<tr><td>Total</td><td>81545621</td><td>467308</td><td>0.5731</td><td>465203</td><td>2105</td><td>99.5495</td><td>0.4505</td></tr>
<tr><td colspan="2">Total</td><td>834675800</td><td>705894982</td><td>84.5712</td><td>705888624</td><td>6358</td><td>99.9991</td><td>0.0009</td></tr>
<tr><td colspan="7">Whether resolution is Pass or Not.</td><td colspan="2">Yes</td></tr>
<tr><td colspan="7">Disclosure of notes on resolution</td><td colspan="2"></td></tr>
</table>

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:38:57 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:39:11 +05'30'

| Resolution(2) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Resolution required: (Ordinary / Special) | | | | Ordinary | | | | |
| Whether promoter/promoter group are interested in the agenda/resolution? | | | | No | | | | |
| Description of resolution considered | | | | Declaration of final dividend of Rs. 8 per equity share of the face value of Re. 1 each, for the financial year ended March 31, 2026. | | | | |
| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
| | | (1) | (2) | (3)= [(2)/(1)]*100 | (4) | (5) | (6)= [(4)/(2)]*100 | (7)= [(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public-Institutions | E-Voting | 530824539 | 484669865 | 91.3051 | 484664326 | 5539 | 99.9989 | 0.0011 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484669865 | 91.3051 | 484664326 | 5539 | 99.9989 | 0.0011 |
| Public- Non Institutions | E-Voting | 81545621 | 467308 | 0.5731 | 465673 | 1635 | 99.6501 | 0.3499 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 467308 | 0.5731 | 465673 | 1635 | 99.6501 | 0.3499 |
| | Total | 834675800 | 707442813 | 84.7566 | 707435639 | 7174 | 99.999 | 0.001 |
| Whether resolution is Pass or Not. | | | | | | | Yes | |
| Disclosure of notes on resolution | | | | | | | | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:39:25 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:39:37 +05'30'

| Resolution(3) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Resolution required: (Ordinary / Special) | | | | Ordinary | | | | |
| Whether promoter/promoter group are interested in the agenda/resolution? | | | | No | | | | |
| Description of resolution considered | | | | Re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible, has offered himself for re-appointment. | | | | |
| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
| | | (1) | (2) | (3)= [(2)/(1)]*100 | (4) | (5) | (6)= [(4)/(2)]*100 | (7)= [(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public- Institutions | E-Voting | 530824539 | 484213181 | 91.2191 | 479845499 | 4367682 | 99.098 | 0.902 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484213181 | 91.2191 | 479845499 | 4367682 | 99.098 | 0.902 |
| Public- Non Institutions | E-Voting | 81545621 | 465246 | 0.5705 | 460664 | 4582 | 99.0151 | 0.9849 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 465246 | 0.5705 | 460664 | 4582 | 99.0151 | 0.9849 |
| | Total | 834675800 | 706984067 | 84.7016 | 702611803 | 4372264 | 99.3816 | 0.6184 |
| Whether resolution is Pass or Not. | | | | | | | Yes | |
| Disclosure of notes on resolution | | | | | | | | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:39:52 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:40:05 +05'30'

| Resolution(4) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Resolution required: (Ordinary / Special) | | | | Ordinary | | | | |
| Whether promoter/promoter group are interested in the agenda/resolution? | | | | No | | | | |
| Description of resolution considered | | | | Appointment of M/s. Deloitte Haskins and Sells, LLP, Chartered Accountants as Statutory Auditors for a period of five consecutive years and fix their remuneration. | | | | |
| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
| | | (1) | (2) | (3)=[(2)/(1)]*100 | (4) | (5) | (6)=[(4)/(2)]*100 | (7)=[(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public-Institutions | E-Voting | 530824539 | 484620977 | 91.2959 | 484468400 | 152577 | 99.9685 | 0.0315 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484620977 | 91.2959 | 484468400 | 152577 | 99.9685 | 0.0315 |
| Public- Non Institutions | E-Voting | 81545621 | 464602 | 0.5697 | 461530 | 3072 | 99.3388 | 0.6612 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 464602 | 0.5697 | 461530 | 3072 | 99.3388 | 0.6612 |
| | Total | 834675800 | 707391219 | 84.7504 | 707235570 | 155649 | 99.978 | 0.022 |
| | | | | | | Whether resolution is Pass or Not. | Yes | |
| | | | | | | Disclosure of notes on resolution | | |

Kumar Randhir Singh Digitally signed by Kumar Randhir Singh Date: 2026.07.23 20:40:21 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:40:33 +05'30'

| Resolution(5) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Resolution required: (Ordinary / Special) | | | | Special | | | | |
| Whether promoter/promoter group are interested in the agenda/resolution? | | | | No | | | | |
| Description of resolution considered | | | | Re-appointment of Dr. K P Krishnan (DIN: 01099097), as an Independent Director for a second term of five consecutive years. | | | | |
| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
| | | (1) | (2) | (3)= [(2)/(1)]*100 | (4) | (5) | (6)= [(4)/(2)]*100 | (7)= [(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public-Institutions | E-Voting | 530824539 | 484608200 | 91.2935 | 465292598 | 19315602 | 96.0142 | 3.9858 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484608200 | 91.2935 | 465292598 | 19315602 | 96.0142 | 3.9858 |
| Public- Non Institutions | E-Voting | 81545621 | 464551 | 0.5697 | 460494 | 4057 | 99.1267 | 0.8733 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 464551 | 0.5697 | 460494 | 4057 | 99.1267 | 0.8733 |
| | Total | 834675800 | 707378391 | 84.7489 | 688058732 | 19319659 | 97.2688 | 2.7312 |
| Whether resolution is Pass or Not. | | | | | | | Yes | |
| Disclosure of notes on resolution | | | | | | | | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:40:49 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:41:04 +05'30'

## Resolution(6)

| | |
|---|---|
| Resolution required: (Ordinary / Special) | Special |
| Whether promoter/promoter group are interested in the agenda/resolution? | No |
| Description of resolution considered | Appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Independent Director for a term of five consecutive years. |

| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
|---|---|---|---|---|---|---|---|---|
| | | (1) | (2) | (3)= [(2)/(1)]*100 | (4) | (5) | (6)= [(4)/(2)]*100 | (7)= [(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public- Institutions | E-Voting | 530824539 | 484606522 | 91.2932 | 423406112 | 61200410 | 87.3711 | 12.6289 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484606522 | 91.2932 | 423406112 | 61200410 | 87.3711 | 12.6289 |
| Public- Non Institutions | E-Voting | 81545621 | 464531 | 0.5697 | 457550 | 6981 | 98.4972 | 1.5028 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 464531 | 0.5697 | 457550 | 6981 | 98.4972 | 1.5028 |
| Total | | 834675800 | 707376693 | 84.7487 | 646169302 | 61207391 | 91.3473 | 8.6527 |
| Whether resolution is Pass or Not. | | | | | | | Yes | |
| Disclosure of notes on resolution | | | | | | | | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:41:20 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:41:33 +05'30'

| Resolution(7) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Resolution required: (Ordinary / Special) | | | | Ordinary | | | | |
| Whether promoter/promoter group are interested in the agenda/resolution? | | | | No | | | | |
| Description of resolution considered | | | | Ratification of remuneration payable to cost auditors, M/s. Sagar and Associates, Cost Accountants, for the Financial Year ending March 31, 2027. | | | | |
| Category | Mode of voting | No. of shares held | No. of votes polled | % of Votes polled on outstanding shares | No. of votes – in favour | No. of votes – against | % of votes in favour on votes polled | % of Votes against on votes polled |
| | | (1) | (2) | (3)= [(2)/(1)]*100 | (4) | (5) | (6)= [(4)/(2)]*100 | (7)= [(5)/(2)]*100 |
| Promoter and Promoter Group | E-Voting | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 222305640 | 222305640 | 100 | 222305640 | 0 | 100 | 0 |
| Public-Institutions | E-Voting | 530824539 | 484619144 | 91.2955 | 484610065 | 9079 | 99.9981 | 0.0019 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 530824539 | 484619144 | 91.2955 | 484610065 | 9079 | 99.9981 | 0.0019 |
| Public- Non Institutions | E-Voting | 81545621 | 464540 | 0.5697 | 461083 | 3457 | 99.2558 | 0.7442 |
| | Poll | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Postal Ballot (if applicable) | | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total | 81545621 | 464540 | 0.5697 | 461083 | 3457 | 99.2558 | 0.7442 |
| | Total | 834675800 | 707389324 | 84.7502 | 707376788 | 12536 | 99.9982 | 0.0018 |
| Whether resolution is Pass or Not. | | | | | | | Yes | |
| Disclosure of notes on resolution | | | | | | | | |

Kumar Randhir Singh

Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:41:52 +05'30'

| Details of Invalid Votes | |
|---|---|
| Category | No. of Votes |
| Promoter and Promoter Group | |
| Public Insitutions | |
| Public - Non Insitutions | |

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.07.23 20:42:09 +05'30'